Form SBSE-A Amendment

Filing Date: December 16, 2024

Summary of Changes:

1. In Documents
    a. Updated MBL 7R to include new DMP added for MBL – London Branch, resolved 11/26/2024
2. **Note:**
    a. **An internal EDGAR error has been blocking us from submitting this filing since 12/16/2024. The system will not accept documents being added using the correct TYPE for 7R, Other, or OPIN COUNSL. We have been in contact with Tech support at the SEC since the filing date, but have had no updates in several weeks.**